Michael G. Long
Executive Vice President & Chief Financial Officer

Via Facsimile - (202) 772-9368

Mr. Brad Skinner

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E., Mailstop 7010

Washington, D.C. 20549-7010

Re:	Edge Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 12, 2007
File No. 1-33270

Dear Mr. Skinner:

As I indicated by telephone today to you, Edge Petroleum Corporation (“Edge”) has advised you that it expects to be able to respond by January 31, 2008 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated December 28, 2007. The additional time should be sufficient to compile the information needed to respond to the comments.

By hard copy of this letter, we are delivering our electronic reserve reports on two CDs, labeled as Appendix A and Appendix B, (in response to comment #6 of the letter dated December 28, 2007), to your office via Fed-Ex.

If you have any questions, please call (713) 427-8832.

Very truly yours,

/S/ MICHAEL G. LONG
Michael G. Long
Executive Vice President & CFO

cc:	Jim Murphy
Gary Newberry